FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 34

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Business and Private Banking, Australia UBS Financial Services Conference 20th June 2007 George Frazis, Executive General Manager

Australian Region Financial Performance – A snapshot 1,120 Mar-06 HY Sep-06 HY 1,228 1,377 Mar-07 HY 974 1,194 1,071 145 163 183 23% Wealth Management Australia Australian Banking Australian Region Half Yearly Cash Earnings (pre IoRE)* $m ($ millions) Australian Region (excluding Asia) Operating Expenses * Sep-05 Mar-06 Sep-06 (1.2%) 0.0% (2.0%) Mar-07 2,057 2,057 2,016 2,082 ($ millions) Australian Banking revenue growth Percentage, YoY growth 2004FY* 2005FY* 2006FY* 1H07 2.6 5.1 8.2 4.8 Note: * FY04 = AGAAP, FY05 = Transitional AIFRS (growth on AGAAP basis), FY06 = Full AIFRS ongoing. Source: Internal, Ongoing basis Source: Internal Note * Ongoing basis Source: Internal. * Ongoing basis, Total Australian Region includes Asia

Business and Private Banking – A snapshot #1 position, 28.8% (SME*) business lending market share >225k customer relationship groups Corporate, Business (SME), Property, Agribusiness, Education, Government, Health (Medfin, HiCaps), Private 5200 people (FTE) 250 points of presence >50% of Australian Region Revenue *Source:East & Partners June 07

Situation 3 years ago – core franchise was in trouble Largest business bank, but with declining market share and declining margins Cost growth faster than revenue growth Customer satisfaction declining, poor staff engagement Needed to stabilise the business urgently Note: Largest business bank by business lending market share

Introducing Credit Risk Managers into our Business Banking Centres and providing more authority to frontline bankers Priorities Business & Private — How we achieved the turnaround Introduced critical new products Simplified processes Increased banker capability Decentralised decision making Absolute external focus Investment in our people with an uplift in training from 20,000 hours in 2003/04 to a projected 250,000 hours in 2006/07 Experienced Leadership with an average of 20 years financial service experience Launching of new products such as the Business Cash Maximiser and National Portfolio Facility Providing the ability for our bankers to reduce the ‘time to yes’ Decisions were driven by what mattered for customers and what was required to stay ahead of competitors

What was achieved – Sustainable volume growth over 2 ½ years Volumes 05/06 ($bn) Volumes 03/04 ($bn) Two year annual growth CAGR (%) 03/04 -05/06 11.3% $48.9 Deposits 12.5% $86.6 Home Lending** 20.9% $51.6 Business Lending* $64.6 $114.1 $81.9 Volumes March 07 – ($bn) *Excludes nabCapital and adjusted for internal transfers ** Total bank proprietary channel (internal product definition) $60.6 $109.7 $75.3 74.3% Customer Satisfaction 78.5% 04/06 10/04 05/05 03/07 Source - Internal BPA Service Experience Research Program (March 2007) 75.6% 77.6% Source - Internal (average monthly balance at end of period)

Commercial $20m—$340m Transaction banking market share and trend Percentage share of primary relationships, by customer segment* A B NAB Thinking about the future - Focus on business transaction banking has increased market share in all segments C A C NAB B A C B NAB NAB A C B SME $5m—$20m Micro $1m—$5m Corporate >$340m Note: * Arrows relate to the trend from prior survey, Source: East & Partners; Australian Corporate Transaction Banking Markets Nov 06, Australian Commercial Transaction Banking Markets Feb 07; Australian SME Banking Markets Oct 06; Australian Micro Business Banking Markets Jan 07 0 5 10 15 20 25 30

Thinking about the future – Wealth and nabCapital products are an important emerging cross-sell opportunity Increased Investment products Banking channel penetration Growth in BPA-originated RMS sales Risk Management Sales through BPA Channels (%) growth yoy Source: Internal Source: Internal BPA Retail 22% 23% Bank Channels % of total Wealth Retail Investment Sales BPA & Retail 26 31 33 36 2004 2005 2006 1H07 2004 2005 2006 1H07

Key Industry Dynamics Rise of non-traditional competitors, new channels Growth in size and sophistication of business and private banking clients Growing affluence and rise of superannuation Ageing populations Investor desire for greater personal control Growing importance of client advocacy Why we are well positioned? Thinking about the future - We are well positioned for growth given changing industry dynamics Leading business and private bank Relationship banking – more bankers in more places Best bankers – more than our share of talent – strong focus on investing in proprietary channel Innovative service offerings is increasing our relevance to clients Note: Leading business and private bank by business lending market share

Thinking about the future – Achieving Genuine Contact – Our business model Best Bankers Specialist Industries, broad and capable general distribution Deep Knowledge Growth across cycles Advice and value added services Innovative Products Relationship Banking Specialisation Simple Business Doing things once, quality Creating time for client interaction Making it easy for clients to interact with us Enabling platforms (here and offshore) Long Term Relationship between banker and client Empowerment Decentralised Reward Linked to Performance Engaged business owners Local teams with specialists

Thinking about the future - We have the best bankers and will continue to invest in their capabilities Relationship Banking Specialisation Extending our Relationship and Relevance with our Clients Lending Foreign Exchange Cash/transaction banking Reactive conversations Capital Management Risk Management Working Capital Management Strategic Advice Right People, distinctive capability, right conversations

Summary Australian Region growing and controlling costs Major franchise, Business and Private, a significant part of the Region’s success We have a differentiated approach, not easily replicated, and sustainable Growth opportunities

Appendix

Australian Banking Revenue Growth NAB volume growth YoY percentage change Volume growth remains strong Australian bank net interest margin Net Interest Margin* Margin impact has been limited Mar 05 Mar 06 Mar 07 Note:* Ongoing basis Source: Internal Business lending (inc bills)*,# Household deposits** Business deposits** Housing lending (incl sec.)** Credit cards** Sep-05 Mar-06 Sep-06 Mar-07 2.42 2.39 2.41 2.37 Australian Banking revenue growth Percentage, YoY growth 2004FY* 2005FY* 2006FY* 1H07 2.6 5.1 8.2 4.8 Note: * FY04 = AGAAP, FY05 = Transitional AIFRS (growth on AGAAP basis), FY06 = Full AIFRS ongoing. Source: Internal, Ongoing basis NAB banking revenue growth restored to peer group performance Source: Internal, *NAB/RBA Financial Aggregates (includes bank held bills, excludes nabCapital), Mar 2007, **NAB/APRA Monthly Banking Statistics, Mar 2007 12 13 6 21 13 11 21 9 9 14 13 5 5 14 4

Non-Retail Lending Customer Risk Distribution (Australian Region) 0% 20% 40% 60% 80% 100% 120% Mar 05 (PD) Sep 05 (PD) Mar 06 (PD) Sep 06 (PD) Mar 07 (EL) % of investment grade (Probability of Default) % of sub-investment grade (Probability of Default) % of investment grade (Expected Loss) % of sub-investment grade (Expected Loss) Asset Quality remains sound Loan loss provision cover is within expectations. Implemented new models as part of Basel II enhancements in Australia Proportion of Non Retail investment grade equivalent (AAA to BBB-) and well secured lending (ie bank security > 100% of exposure) remains relatively stable. Rise in defaulted and impaired assets partly driven by seasonal factors and current economic conditions across NSW. Australian Banking Defaulted and Impaired Asset Rates 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% Sep-05 Mar-06 Sep-06 Mar-07 90+DPD/GLA Impaired Assets/GLA

Our Business and Private portfolio – major franchise Lead the market, grow through innovation (eg processes, specialisation) Improve Retail customer experience through a focus on people (eg Customer First) Improve returns and leverage bank channels (eg branch referrals, protected loans) Business & Private Wealth Retail Stabilise 2005 2006 2008 - 2009 2007 Truly competitive Rebuild 2005 2006 2007

Industry Specialisation Establishment of the new specialisation business within BPA continues: Actual portfolios are now in place for Healthcare, Government and Education in Victoria with rollout through NSW about to begin. We are creating scale in the Eastern States with national roll out scheduled. Customer Service and Capacity Release Implementation of new capacity releasing initiatives, including: Smart docs – dedicated to streamlining our lending documentation and processes to improve customer and banker experience. Continuous Improvement Program – The program aims to reduce the time bankers’ spent on non-facing customer activities by creating a more efficient workplace using ‘Lean’ principles. Progress Priorities Business & Private  lead the market, grow through innovation

> Introduction of our new Investment Product and Services Group: Responsible for the distribution of alternative investment products through the business and private bank platforms. > NAB Connect – Phase 3 of our new internet based platform for conducting business related transactions. Functionality currently piloting with selected customers and rollout to wider group scheduled this calendar year. Relationship Model Redesign > Refining our operating model to further integrate specialist sales and link reward for performance. > Ongoing investment in training to support bankers with over 250,000 hours projected to be completed this financial year. Progress Product innovation Priorities Business & Private — lead the market, grow through innovation

New nabeducation Established nabproperty Agri Building businesses – industry specialisation nabgovernment

Business Owners Borrowings Leasing Home Loan Term Loan Overdraft Initial focus on business and home lending

Employees (in/out) Retirement Foreign Exchange Cards Wills Internet Trusts Executors Term Loan Overdraft Funding Short / Long Term Business Owners Employees Estate Planning Insurances Goals Borrowings Company Superannuation Expansion Life Events Transactions Customers / Suppliers Banking Relationships Goals 5 – 10 currently Increase/ Decrease #’s Payroll Benefits Motor Cars Superannuation Leasing Investments Death of a partner Cashflow Succession Planning Lifestyle Franchise Life Income Home Car Investments Superannuation Home Loan Kids Education Beneficiaries Power of Attorney Who are they? Merchant / Eftpos Internet Business Access Cards Petty Cash Express Business Deposits GST Business a/c Investments BMA TD Bills Helping our customers fulfill their aspirations

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 20 June 2007. It is information in a summary form and does not purport to be complete. It is to be read in conjunction with the National Australia Bank Limited Half Year results filed with the Australian Securities Exchange on 10 May 2007. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 21 June 2007	Name: Brendan T Case
	Title:	Company Secretary